                                                      FILED BY FREEMARKETS, INC.

                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                    SUBJECT COMPANY: ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913



               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                 GIVEN BY FREEMARKETS, INC. ON FEBRUARY 15, 2001



eMARKETS 2001


                        FREEMARKETS(R) SOLUTIONS OVERVIEW

                                  KEN RAMOUTAR
                       VICE PRESIDENT, PRODUCT MANAGEMENT
                                FREEMARKETS, INC.

eMarkets
2001


Agenda

-  FreeMarkets Strategy Roadmap
-  FreeMarkets Core Competencies
-  FreeMarkets Solutions
-  Complimentary Offerings

FreeMarkets Product Strategy Roadmap

[GRAPHIC INDICATING (BY COLOR CHANGES) FREEMARKETS' OFFERINGS OF ESOURCING, COLLABORATIVE SUPPLY CHAIN MANAGEMENT, MARKET INFORMATION, ASSET MANAGEMENT, ALONG WITH DIRECT MATERIAL TRANSACTIONS, ETRAINING, SOURCING CONSULTING, INDIRECT MATERIAL TRANSACTIONS; INDICATING POTENTIAL OPPORTUNITIES OF COLLABORATIVE DESIGN CHAIN MANAGEMENT; AS WELL AS CATALOG, BUDGETS, FIXED ASSETS, ENTERPRISE ERP AND MRP MODULE]

FreeMarkets Core Competencies

[GRAPHIC SHOWING THE FREEMARKETS GLOBAL MARKETPLACE IN MARKET TECHNOLOGY, MARKET OPERATIONS, MARKET MAKING SERVICES AND MARKET INFORMATION]

FreeMarkets eSourcing Suite

                                           FreeMarkets Marketplace                     Your Marketplace
                                    -------------------------------------          --------------------------

                                    FullSource(TM)            DirectSource(TM)           QuickSource(TM)
                                -------------------      ----------------------      ---------------------
Market Making                 Market Making Services
-------------------------                +
                                Market Making Desk        Market Making Desk


Market Information                         Global Supplier Network
--------------------------



Market Operations                      Global Market Operations Center
--------------------------


Marketplace                                          FreeMarkets eSourcing Platform
Technology                                                          +
--------------------------                     Self-Service/Advanced Applications & Tools

Asset Management Suite


                                Online Marketplace           Online Markets             Onsite Auctions
                              -----------------------    -----------------------    -----------------------
Market Making                     Trading Agents                       Market Making Services
-------------------------                                                        +
                                                                           Trading Agents


Market Information             Global Asset Network                       Market Research
--------------------------                                                       +
                                                                        Global Asset Network


Market Operations                                       Global Market Operations        Onsite Support
--------------------------                                       Center


Marketplace                          FreeMarkets Asset Exchange Platform
Technology                                            +
--------------------------                   Applications & Tools

Solutions Roadmap

                                               2001 Offerings
              ------------------------------------------------------------------------------------
                   eSourcing Suite                                     Asset Management Suite
              -------------------------                          ---------------------------------
QuickSource(TM)            FullSource(TM)               Asset Exchange    Asset Manager
                           DirectSource(TM)

                                           Professional Education

                                            Integration Services

                                            Consulting Services

                                        eMarket Management Services

What is FreeMarkets Desktop?

[GRAPHIC DEPICTING THE RELATIONSHIP BETWEEN THE FREEMARKETS EMARKETPLACE AND THE FREEMARKETS DESKTOP FOR PROFESSIONAL BUYERS, FREEMARKETS DESKTOP FOR MARKET MAKERS, AND FREEMARKETS DESKTOP FOR SUPPLIERS]

A web-based platform that combines leading edge technology with knowledge, expertise and support to provide buyers and sellers the gateway into the FreeMarkets original and proven Global Marketplace.

QuickSource is a...

Fully hosted...
         Customer branded...
                  Self-service...
                           Dynamic pricing eMarket

Introducing FreeMarkets QuickSource Solution

[GRAPHIC ON THE LEFT REPRODUCING THE FREEMARKETS "BUILD AUCTIONS" WEB PAGE WITH THE FOLLOWING TEXT TO THE RIGHT]



"Buying organizations can create their own eMarkets using their own:
-  suppliers
-  expertise
-  rules

at their own pace

5 Step Auction Wizard lets you create auction and eRFQ yourself....

[GRAPHIC REPRODUCES FREEMARKETS "CREATE AUCTIONS" WEB PAGE]

"Who's Driving?"

Task/Action                                         FullSource                    DirectSource
-----------------                                 ---------------               -----------------
Create Project                                      FreeMarkets                     Customer
Manage Project Timeline                             FreeMarkets                     Customer
Format/Upload RFQ Docs                              FreeMarkets                     Customer
Determine Lot Structure                             FreeMarkets                     Customer
Approve RFQ                                          Customer                       Customer
Publish RFQ                                         FreeMarkets                     Customer
Find & Manage Suppliers                             FreeMarkets                     Customer
Approve Suppliers                                    Customer                       Customer
Train Suppliers                                     FreeMarkets                    FreeMarkets
Setup Auction Parameters                            FreeMarkets                     Customer
Test Event                                          FreeMarkets                    FreeMarkets
Bid Day Coordination                                FreeMarkets                    FreeMarkets
Create/Assign Cost Breakdowns                       FreeMarkets                     Customer
Make Award Decision                                  Customer                       Customer

Addressing all spend projects

[GRAPHIC SHOWING RFQs ON LEFT AND SPEND PROJECTS ON RIGHT WITH THE FOLLOWING TEXT IN CENTER RELATING THE TWO:]

FreeMarkets Marketplace - Fewer RFQ's, Higher $ Projects

QuickSource - Many RFQs, Lower $/RFQ

Adoption of eSourcing Solutions

[CHART DEPICTING DOLLARS ON Y-AXIS AND INITIAL EXPERIENCE, SELF-SERVICE USE BEGINNING, AND BROAD-SELF-SERVICE USE ON X-AXIS. CONTENT OF GRAPH INCLUDES FULLSOURCE, DIRECTSOURCE AND QUICKSOURCE] eSourcing Portfolio

[PIE CHART OF INVESTMENT PORTFOLIO WITH BROKER, ONLINE DISCOUNT BROKER AND FULL SERVICE FINANCIAL MANAGER]

[PIE CHART OF ESOURCING PORTFOLIO WITH DIRECTSOURCE(TM), QUICKSOURCE(TM) AND FULLSOURCE(TM)]

Enabling Success

-  Professional Education
-  Strategic Consulting Services
-  Implementation and Integration Services

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.